ANCHOR PATHWAY FUND
SHAREHOLDER INFORMATION (unaudited)


Supplemental Proxy Information: A Special Meeting of the Shareholders of the Anchor Pathway Fund was held on December 30, 1998. Each of the applicable Series voted in favor of adopting the following proposals, therefore, the results are aggregated for the Series unless otherwise specified.

1.To elect a slate of four members to the Board of Trustees to hold office until their successors are duly elected and qualified.

                      Votes in      Votes
                      Favor of    Abstained

James K. Hunt        87,506,560   2,374,738
Monica C. Lozano     87,506,560   2,374,738
Allan L. Sher        87,506,560   2,374,738
William M. Wardlaw   87,506,560   2,374,738




2.To ratify the selection of independent
accountants.
Votes in    Votes      Votes
Favor of   Against   Abstained

85,973,425  954,326   2,953,540